VIA ELECTRONIC TRANSMISSION AND
OVERNIGHT DELIVERY

July 16, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
ATTN: John Cash
Accounting Branch Chief

Re:	A. Schulman, Inc. Form 10-K for the Fiscal Year Ended August 31, 2011 Filed October 26, 2011 Form 10-Q for the Fiscal Quarter Ended February 29, 2012 Filed April 4, 2012 File No. 0-07459
Dear Mr. Cash:
On behalf of the Company, we are requesting an additional ten (10) business days in which to respond to the comment letter of the Securities and Exchange Commission (“Commission”) dated July 6, 2012 relating to its review of the above-referenced filings. Our key executive and financial personnel have been attending to matters relating to the Company’s Form 10-Q for the Fiscal Quarter ended May 31, 2012 (including the filing of the Form 10-Q on July 9, 2012 and the conference call held on July 10, 2012), and immediately thereafter our Chief Executive Officer and Chief Financial Officer began previously scheduled Company travel commitments. We will provide our responses to the Commission’s comment letter on or before August 3, 2012.

If you have any questions regarding the foregoing, please immediately contact either me at (330) 668-7390 or our Chief Legal Officer, David C. Minc, at (330) 668-7345.

Sincerely,

/s/ Joseph J. Levanduski
Joseph J. Levanduski
Chief Financial Officer

cc:    Dale Welcome (via email)
Joseph M. Gingo, President and Chief Executive Officer
David C. Minc, Esq., Chief Legal Officer
J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease, LLP